Exhibit 99.1

Nano Labs Ltd Announces Pricing of Public Offering of American Depositary Shares

HANGZHOU, China, September 27, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (the “Company” or “Nano Labs”), a leading fabless integrated circuit (“IC”) design company and product solution provider in China, today announced that the previously announced registered public offering of American depositary shares (“ADSs”) by the Company was priced at US$2.40 per ADS. The Company will issue and sell 2,083,334 ADSs, each representing two Class A ordinary shares of the Company. The Company has granted the underwriters a 30-day option to purchase up to an aggregate of 312,500 additional ADSs. The gross proceeds to the Company will be US$5.0 million, assuming the option to purchase additional ADSs is not exercised.

Maxim Group LLC, AMTD Global Markets Limited and Tiger Brokers (NZ) Limited are acting as joint bookrunners of this offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2022. This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting: Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by telephone at +1-212-895-3500, or by email at syndicate@maximgrp.com; AMTD Global Markets Limited, Attention: Equity Capital Markets, 23/F - 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong, by telephone at +852-3163-3288, or by email at project.metaverse@amtdinc.com; and Tiger Brokers (NZ) Limited, Level 27, 151 Queen Street, Auckland Central, Auckland 1010, New Zealand, by telephone at +64-93-938-128, or by email: info_nz@tigerfintech.com.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market*. For more information, please visit the Company’s website at: ir.nano.cn .

*According	to an industry report prepared by Frost & Sullivan.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com